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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

ADVANCED MATERIALS GROUP, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
COMMISSION FILE NO. 0-16401
(CUSIP Number)
TIMOTHY R. BUSCH, c/o THE BUSCH FIRM, 2532 DUPONT DRIVE,
IRVINE, CALIFORNIA 92612 (949) 474-7368
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 19, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	COM. FILE NO. 0-16401	Page	2	of	3	Pages

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification No. of Above Person LENAWEE TRUST, a trust-Tax I.D. No. 33-613657 TIMOTHY R. BUSCH, an individual - SSN 000-00-0000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

PF and WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Lenawee Trust is a trust organized under and pursuant to the laws of the United States. Timothy R. Busch is the ultimate beneficiary of the Lenawee Trust, resides in the State California and is a citizen of the U.S.

	7	SOLE VOTING POWER

NUMBER OF		LENAWEE TRUST - 2,496,919 TIMOTHY R. BUSCH - 0 (holds stock options to acquire a total 140,200 Shares)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		LENAWEE TRUST - 2,496,919 TIMOTHY R. BUSCH - 0 (holds stock options to acquire a total of 140,200 Shares)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

LENAWEE TRUST - 2,496,919 TIMOTHY R. BUSCH - 0 (holds stock options to acquire a total of 140,200 Shares)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LENAWEE TRUST 20.6%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

LENAWEE TRUST - CO TIMOTHY R. BUSCH - IN
* SEE INSTRUCTIONS BEFORE FILING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSE TO ITEMS 1-7

SIGNATURE

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2008	LENAWEE TRUST, under Declaration of Trust dated 12/30/92
	By:	/s/ GREGORY A. BUSCH
Gregory A. Busch
Trustee

	By:	/s/ DAVID L. KELIGIAN
David L. Keligian
Trustee

/s/ TIMOTHY R. BUSCH
Timothy R. Busch
An Individual

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